CARBON NATURAL GAS COMPANY

1700 Broadway, Suite 2020

Denver, Colorado 80290

September 16, 2011

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Carbon Natural Gas Company (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 12, 2011

File No. 333-176287

Dear Ms. Parker:

This letter is in response to your comment letter dated September 9, 2011.  Contemporaneously with this letter the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The Company’s responses to your comments are set forth below.

General

Comment 1.                                Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes.  To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas.  This will minimize the need for us to repeat similar comments.  Further, please provide updated disclosure with each amendment.  For example, and without limitation, please provide updated financial statements and related disclosure.

Response:                                        Complied.  In addition to the responses included in this letter we have added additional disclosure to the Registration Statement where appropriate, marked all changes to the Registration Statement, and indicated precisely in the responses below where such changes can be found. Changes have been made to all affected areas.  Further, we have updated the disclosure with the latest financial statements and related disclosure. Specifically, we have added financial statements and MD&A in Amendment No. 1 for the period ended June 30, 2011.  See pages 50 to 53 for updated MD&A, and pages F-28 to F-44 for updated financial information.

Risk Factors, page 5

The estimates of our proved developed..., page 8

Comment 2.                                Please specify the reserves estimates that were not audited.

Response:                                        Complied.  We have removed all references to audited reserves, and have specifically stated that the reserves estimates were prepared by Richard Finucane as our technical person.  Mr. Finucane’s qualifications as a technical person are included in Amendment No. 1.  See page 35.

We may suffer losses or incur liability for events..., page 12

Comment 3.                                In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability.  This would include, for example, your potential liability in connection with any environmental contamination related to hydraulic fracturing operations in which you or your business partners are involved.  For example, and without limitation, please address the following with respect to your hydraulic fracturing operations:

•                        disclose the applicable policy limits and deductibles related to your insurance coverage;

•                        disclose your related indemnification obligations and those of the third parties who use your products or services when performing hydraulic fracturing operations, if applicable;

•                        clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•                        provide further detail on the risks for which you are insured for your customers’ hydraulic fracturing operations.

Response:                                        Complied.  Additional disclosure has been added at page 12 of Amendment No. 1.  However, we should point out that the Company uses service companies to conduct hydraulic fracturing operations.  Therefore, we do not provide services to others.  Rather, we are the customer.  The additional disclosure clarifies this point.

Comment 4.                                In this regard, discuss what remediation plans or procedures are in place to deal with the environmental impact that would occur in the event of a spill or leak from the hydraulic fracturing operations in which you or your customers are involved.

Response:                                        We have added an additional risk factor on page 12 which includes the following disclosure, and which is responsive to your comment:

We contract with well respected service companies to conduct our hydraulic fracturing. The drivers for these service companies are Hazmat trained and possess emergency protocols and equipment to deal with spills. Service companies carry Material Safety Data Sheets for all chemicals.

In the fracturing process, the focus is on prevention since the accidental release could result in not only possible environmental impact but also injuries. All wells have complex manifolds with escape lines to containment areas that are staked into the ground. Chokes are present for flow control and specially designed high pressure valves are on the wellhead. Valves and piping are designed for far higher pressures than are actually used.  Service company steel is rated at 3 to 4 times the planned pumping pressure. Piping is tested prior to any procedure in excess of the job specs. The piping is tested prior to coming to location and records are kept on those tests. Over much of our acreage, wells are stimulated with nitrogen only, with no risk of a spill since nitrogen becomes a gas once released to atmospheric pressure.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing..., page 14

Comment 5.                                Please discuss more fully your use of hydraulic fracturing, identifying the locations where it currently is used.  Please tell us, with a view toward disclosure:

•                        your acreage subject to hydraulic fracturing;

•                        the percentage of your reserves subject to hydraulic fracturing;

•                        the anticipated costs and funding associated with hydraulic fracturing activities;

•                        whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.

Response:                                        Complied.  We have added additional disclosure starting on page 14 of Amendment No. 1, and on page 37 of Amendment No. 1.

Our senior management and administrative staff also provide services to Nytis Exploration Company..., page 16

Comment 6.                                Please disclose the amount of time that each of Messrs.  McDonald and Struzeski intend to spend on the business of Carbon Natural Gas.

Response:                                        Complied.  Additional disclosure has been added on page 16 of Amendment No. 1 regarding the amount of time Messrs. McDonald and Struzeski intend to spend on the Company and its business.

Reserves, page 34

Comment 7.                                We note that your proved undeveloped reserves increased from 20,537 MMcfe in 2009 to 37,620 MMcfe in 2010.  Item 1203(b) of Regulation S-K requires the disclosure of material changes in proved undeveloped reserves that occurred during the year including — but not limited to — conversion into proved developed reserves.  Please expand this discussion to present figures for material changes to PUD reserves due to each of the following: revisions, improved recovery, acquisitions / divestitures and extensions/ discoveries.

Response:                                        Complied.  Additional disclosure has been added starting on page 34 of Amendment No. 1 regarding the material changes in proven undeveloped reserves from December 31, 2009 to December 31, 2010.

Environmental, page 37

Comment 8.                                With regard to your use of hydraulic fracturing, please also tell us what steps you, or the third-party contractors you hire, have taken to minimize any potential environmental impact.  For example, and without limitation, please explain if you:

•                        have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

•                        monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•                        evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

•                        minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Response:                                        The following summarizes the steps the Company takes in order to minimize the environmental impact of hydraulic fracturing. To clarify, the Company hires third party service providers for any work performed in connection with hydraulic fracturing.  In addition, we have added disclosure regarding environmental matters starting on page 37 of Amendment No.1 to describe the Company’s actions relating to hydraulic fracturing.

•                  The Company’s drilling, casing and cementing programs are designed with hydraulic fracturing in mind.  Any improper application of casing or cementing could cause a possible environmental issue, injury and creates additional costs for the well.  All jurisdictional authorities and the appropriate regulations are strictly followed because without proper execution, the Company would be subject to fines and penalties.  To date, the Company has received no citations for improper well construction or improper execution of its hydraulic fracturing operations.

•                  All hydraulic fracturing operations are continuously monitored for pressure and rate by both a Company representative and a representative from the service provider, real-time and on site.  The two individuals monitor the pressure by a dial and by readout from a plotter at the site.  These individuals also see reports detailing pressure monitoring and chemical ingredients.

•                  No environmental impact studies have been performed by the Company.

•                  All fracturing is designed with the minimal water requirements necessary since there is a cost of accumulating the water and storing the water along with the disposal costs of water recovered from the fracturing.  Water is drawn from nearby streams that are tributaries to the Ohio River and flowing 365 days per year.  The recovered water is injected into EPA or water injection wells.

Comment 9.                                Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulations/mixtures, in the volumes/concentrations and total amounts utilized, for representative wells in each of the major resource plays in which you operate.

Response:                                        On a supplemental basis we have provided recent invoices from our two current service providers which provide the greatest level of detail on all chemicals used in the hydraulic fracturing, the formulations/mixtures which reflect the concentrations and amounts utilized for the two representative wells in each of our major resource play in which we operate — being one in eastern Kentucky and the other in eastern Illinois. The exact mixtures/formulations of chemicals are considered proprietary by our service providers, and we are not privy to this proprietary information.  We also provided Material Safety Data Sheets for each of the chemicals identified on the invoices.

Marketing and Delivery Commitments, page 42

Comment 10.                         Describe your long-term firm transportation contracts in further detail.  Quantify and explain the financial obligations related to these contracts.

Response:                                        Complied.  See the disclosure starting on page 42 of Amendment No. 1 that describes the Company’s long-term firm transportation costs.

Off-balance Sheet Arrangements, page 59

Comment 11.                         You indicate here that you enter into contractual agreements including derivative contracts that may not be reflected on your balance sheet.  Please tell us the terms of any derivative contracts not reflected on your balance sheet and the technical accounting guidance that supports your accounting treatment.

Response:                                        Complied.  Additional disclosure has been added under the heading “Off-balance Sheet Arrangements” on page 59 of Amendment No. 1.

Related Transactions, page 73

Comment 12.                         Please identify the members of the “Pricing Committee.

Response:                                        Complied.  The following disclosure has been added on page 73 of Amendment No. 1 to identify the members of the Pricing Committee: “Patrick McDonald and David Kennedy are currently the only members of the Pricing Committee.”

Director Independence, page 73

Comment 13.                         You state that the Board uses the definition of independent as set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules.  You further explain that the Board considers all relevant facts and circumstances in its determination of independence.  In the context of these standards and the Board’s recent authorization of additional shares to permit the conversion of preferred shares held by Yorktown IX, please explain why you believe Messrs. Lawrence and Leidel are independent directors despite their control of a majority of your voting capital stock.

Response:                                        No changes made.  Preliminarily, the recent decision to increase the authorized number of shares of common stock of the registrant was made for the sole purpose of providing a sufficient number of shares to close the Company’s private placement in June 2011 and raise the funds necessary to acquire the ING Assets.  If, at the closing of the private placement, there had been a sufficient number of common stock shares authorized, Yorktown IX would have purchased common stock rather than Series A Convertible Preferred Stock.

Further, Nasdaq Listing Rule 5602(a)(2) sets forth descriptions of certain persons who cannot be considered independent.  See Nasdaq Listing Rule 5602(a)(2)(A) through (G).  Neither Mr. Lawrence nor Mr. Leidel is described in such subsections.  Moreover, the commentary to that Rule provides that Nasdaq “does not believe that ownership of Company stock by itself would preclude a board finding of independence.”  See IM-5605. Definition of Independence — Rule 5605(a)(2).

However, of primary importance in the Company’s belief that Mr. Lawrence and Mr. Leidel are independent is their conduct on the board of Nytis USA since its incorporation and their conduct on the board of the Registrant since that time.  They have proven to be valuable resources in guiding the Company through its early development and have consistently exercised their authority on the board in a manner that is in the best interest of Nytis USA (and, since the Merger, the Company) as well as separate from their interests as controlling the majority shareholders of both Nytis USA (prior to the Merger) and the Company (since the Merger).

Note 1.  Nature of Operations and Significant Accounting Policies

Principles of Consolidation, page F-8

Comment 14.                         We note your interest in Nytis Exploration of Pennsylvania LLC (“Nytis Pennsylvania” or “Nytis PA”) was reduced from 90% to 85% effective March 2010.  Additionally, Note 4 on page F-14 discloses that you sold all of your interests in the Pennsylvania assets owned by Nytis Pennsylvania with an effective date of February 1, 2010.  The disclosure within these two footnotes lacks the complete disclosure found elsewhere in the filing on pages 3 and 34 which states that the assets sold comprised all of the assets of Nytis PA and as a result, this subsidiary is in the process of being dissolved and its business wound up.  Please revise your footnotes to clarify the current status of Nytis PA and provide consistent disclosure throughout your filing.

Response:                                        Complied.  Footnotes 1 and 4 to the Consolidated Financial Statements for the years ended December 31, 2010, and 2009 have been revised to reflect that the assets sold comprised all of the assets of Nytis PA and as a result, this subsidiary is in the process of being dissolved and its business wound up.  As a result the Company believes the disclosure is consistent throughout Amendment No. 1.

Note 5.  Property and Equipment, page F-15

Comment 15.                         We note you use the full cost method of accounting for oil and gas properties.  Please revise your presentation to fully comply with the disclosure requirements pursuant to Rule 4-10(c)(7) of Regulation S-X.

Response:                                        In Amendment No. 1 the Company added a line item to the balance sheet for the years ended December 31, 2010 and December 31, 2009 and added disclosure in corresponding Note 5 to ensure that the presentation fully complies with the requirements pursuant of Rule 4-10(c)(7) of Regulation S-X.

Consolidated Interim Financial Statements

General

Comment 16.                         We note your Form S-1 filed on August 12, 2011 includes unaudited interim financial statements and footnotes for the quarterly period ended March 31, 2011.  Please note the financial statement updating requirements per Rules 3-01 and 3-12 of Regulation S-X.  Additionally, in future amendments, information regarding results of operations for interim periods presented in your MD&A and related disclosure throughout the filing should correspond with the most current interim period for which financial statements are included in your filing.

Response:                                        Complied.  We have added financial statements and MD&A for the period ended June 30, 2011.  See pages 50 to 53 for updated MD&A, and pages F-28 to F-44 for updated financial information.

Comment 17.                         Please monitor the need to provide updated auditor’s consents in subsequent amendments.

Response:                                        Complied.  An updated auditor’s consent has been included with Amendment No 1 as exhibit 23.1.

Exhibits

Comment 18.                         Please provide us with an analysis as to whether you are required to file the employment agreements with Mr.  Peirce and Nytis LLC and between Messrs. McDonald and Struzeski and Nytis Exploration Company.  In your analysis, please tell us whether these agreements contemplate compensating these persons for work done for the registrant.  Similarly, please tell us whether you need to file the employment agreements referenced in Note 12 to the financial statements.

Response:                                        The Employment Agreement between Nytis LLC and Mark D. Pierce, dated May 6, 2005, has been filed as Exhibit 10.9 to Amendment No. 1.  Such agreement does not contemplate Mr. Pierce working for the Company or receiving separate compensation from the Company.  Mr. Pierce’s duties are owed to Nytis LLC, but may benefit the Company which indirectly owns substantially all of the equity of Nytis LLC.

The employment agreements between Nytis Exploration Company and each of Mr. McDonald and Mr. Struzeski contemplated them performing services for Nytis USA with Nytis USA reimbursing Nytis Exploration Company for its pro rata portion of the compensation paid to Messrs.  McDonald and Struzeski as described at footnote (1) to the Summary Compensation Table at page 66 of the Registration Statement (and on page 72 of Amendment No. 1).  Currently, their employment by the Company is pursuant to oral arrangements that are in the process of being finalized and will be set forth in written employment agreements.  Once all of the terms and conditions of such agreements are finalized, the Company will file copies of the resulting written employment agreements as exhibits to its first periodic report due subsequent to the execution of such employment agreements.

Further, the Company has revised included the following language at page 68 of Amendment No. 1 under the heading “Employment Contracts and Termination of Employment and Change-in-Control Arrangements”:

Mr. McDonald and Mr. Struzeski are each employed by the Company pursuant to oral arrangements that are described below.  The Company and these officers are in the process of negotiating the final terms and conditions of written employment agreements.

Exhibits 99.1, 99.2 and 99.3

Comment 19.                         Obtain and file revised reports that address all requirements of Regulation S-K, Item 1202(a)(8).  Ensure that the revised reports include the following:

•                        the proportion of the registrant’s total reserves covered by the report and the geographic area in which the covered reserves are located;

•                        the assumptions, data, methods, and procedures used, including the percentage of the registrant’s total reserves reviewed in connection with the preparation of the report, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;

•                        a discussion of primary economic assumptions;

•                        a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves; and

•                        a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

Response:                                        Because we are unable to timely obtain a revised report that addresses all requirements of Regulation S-K, Item 1202(a)(8), we have removed the report(s) as an exhibit, removed all references to audited reserves, and have specifically stated that the reserves estimates were prepared by Richard Finucane as our technical person.  Mr. Finucane’s qualifications as a technical person are included in the Registration Statement.  (See page 36 of Amendment No. 1).

Comment 20.                         Text in each of the reports states that the particular report was prepared solely for the information of Nytis Exploration Company, LLC and may not be put to other use without the express written consent of the report provider.  Item 1202(a)(8) of Regulation S-K requires the reports and it is inappropriate to limit investor reliance on reports included with your filing.  Please obtain and file revised versions of each report which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

Response:                                        Because we are unable to timely obtain a revised report that addresses all requirements of Regulation S-K, Item 1202(a)(8), we have removed the report as an exhibit, removed all references to audited reserves, and have specifically stated that the reserves estimates were prepared by Richard Finucane as our technical person.

Engineering Comment

Comment 21.                         Please furnish to us the petroleum engineering reports — in hard copy and electronic format - you used as the basis for your December 31, 2010 proved reserve disclosures.  The report should include:

•                        one-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

•                        total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

•                        individual income forecasts for the three largest wells (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD properties — six wells in all; and

•                        engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these six largest wells.

Response:                                        Concurrently with filing Amendment No. 1 on a supplemental basis we are providing the reports and information requested.

Closing Comments

In accordance with Rules 460 and 461 regarding requests for acceleration, the Company acknowledges that:

•                        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact Theresa M. Mehringer, Esq. or Peter F. Waltz at 303-796-2626, or via e-mail at tmehringer@bfw-law.com or pwaltz@bfw-law.com, if you need more information or have additional comments.

Sincerely,

/s/ Kevin D. Struzeski

Kevin D. Struzeski, CFO

cc:	Theresa M. Mehringer
(via: tmehringer@bfw-law.com)